August 26, 2024

James Patrick McCormick
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, NY 10004

       Re: Western Acquisition Ventures Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed August 12, 2024
           File No. 333-269724
Dear James Patrick McCormick:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4
Unaudited Pro Forma Condensed Combined Financial Information
Description and Accounting for the Potential Acquisition of SLG, page 44

1. Please revise to disclose your basis for consolidating SLG as described in your response to prior comment 1. Please provide a detailed analysis of how you concluded that you are the primary beneficiary of SLG and explain whether the consolidation will result in a non-
       controlling interest in SLG.
Basis of Pro Forma Presentation, page 46

2. We note from your response to prior comment 2 that you provided reconciliations or cross references for some of the Cycurion [Pre-Merger] and Cycurion [Post-Merger] amounts.
       Please reconcile or cross reference each of the Cycurion [Pre-Merger] amounts presented in your table on the cover page to your consolidated financial statements. Reconcile each
 August 26, 2024
Page 2

       of the Cycurion [Post-Merger] amounts in your table on the cover page to your table on page 47 that shows possible sources of dilution and illustrates estimated ownership of common stock in the Combined Company immediately following the consummation of the Business Combination. In this respect, reconcile the Cycurion [Post-Merger] amounts on the cover page to the 12,000,000 estimated ownership of common stock in the
       Combined Company by the "The Sellers" and the 24,413,208 shares attributable to the Series B and D Preferred stock and related warrants.
3. We note from your table on page 47 that there are 24,413,208 Series B and D Preferred stock and related warrants. Please reconcile this amount with your footnote that indicates this amount includes 6,000,000 shares of common stock underlying the Series B preferred stock (including 710,000 shares converted from 355 shares of Series B preferred stock at closing of the Business Combination), 6,666,667 shares of common stock underlying the
       Series D Preferred stock, 472,813 shares of common stock issued with the Series D
       Preferred stock, and 13,272,728 shares of common stock underlying warrants.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
54

4. We note your response to prior comment 7. Please explain how you calculated
       $14,139,026 of goodwill in connection with the business combination of SLG. Explain your consideration of including the "Elimination of receivables in Cycurion owing from
       SLG" in the estimated purchase consideration. Explain whether your calculation of goodwill excludes the payable to RCR. In this respect, we note from your response that the RCR transaction is being settled separately from the other preexisting business relationships.
Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 87

5. Please disclose when and the reasons why the Merger Consideration Shares were increased from 9.5 million shares to 12 million shares.
Information about Cycurion
Company Overview, page 135

6. We note your disclosure that you expect to close the transactions contemplated by the
       SLG Assignment Agreement during the second calendar quarter of 2024. Please revise to update the status of this agreement. To the extent that you have not completed your obligations under this agreement please file the SLG Assignment Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cycurion
Critical accounting policies and significant judgments and estimates, page 153

7. We note your response to prior comment 12. Please clarify your disclosures on page 153 that state "The review of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step qualitative impairment test." Disclose whether you believe the estimated fair values of your reporting units substantially exceed
 August 26, 2024
Page 3

       their carrying values.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Keith J. Billotti